BLEICHROEDER ACQUISITION CORP. I

1345 Avenue of the Americas, Fl 47
New York, NY 10105

October 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman
Pam Long

Re:	Bleichroeder Acquisition Corp. I
Registration Statement on Form S-1
Filed July 12, 2024, as amended File No. 333-280777

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bleichroeder Acquisition Corp. I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:45 p.m. ET on October 31, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew Gundlach
Andrew Gundlach
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP